SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SCHEDULE 13D/A

Under the Securities Exchange Act of 1934



(Amendment No. 2)

Nam Tai Property Inc.

(Name of Issuer)

Common Shares, par value US$0.01 per share

(Title of Class of Securities)

G63907102
(CUSIP Number)

Deutsche Bank AG

c/o Deutsche Bank AG, Hong Kong Branch
Level 52, International Commerce Centre
1 Austin Road, West Kowloon, Hong Kong

Maria Chang/ Jessie Liu
+852 2203 8660


Cosimo Borrelli
c/o D&P China (HK) Limited (trading as Kroll)
Level 3, Three Pacific Place
1 Queens Road East, Hong Kong
+852 3761 3888

Tai Shaw Hoong
c/o D&P China (HK) Limited (trading as Kroll)
Level 3, Three Pacific Place
1 Queens Road East, Hong Kong
+852 3761 3888

Kent McParland
c/o Kroll Advisory (BVI) Limited
3rd Floor, Commerce House,
P.O. Box 3339, Road Town Tortola, British Virgin Islands
+1 284 340 2532

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


with a copy to:

DLA Piper Singapore
80 Raffles Place
UOB Plaza 1, #48-01
Singapore 048624

Attention: Timothy Tan/ David Kuo

March 23, 2022

(Date of Event Which Requires Filing of This Statement)

13DA
Page 1 of 8


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
240.13d-7 for other parties to whom copies are to be sent.


13DA
Page 2 of 8


1


























NAMES OF REPORTING PERSONS





Deutsche Bank AG


2



















CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) x
(b)


3



SEC USE ONLY


























4

SOURCE OF FUNDS (SEE INSTRUCTIONS)






OO















5



CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)




















6



CITIZENSHIP OR PLACE OF ORGANIZATION





Federal Republic of Germany




















NUMBER OF SHARES









BENEFICIALLY





OWNED BY




EACH REPORTING





PERSON WITH





7

SOLE VOTING POWER
0


8














SHARED VOTING POWER
8,403,246



9










SOLE DISPOSITIVE POWER
0


10


SHARED DISPOSITIVE POWER














8,403,246















11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,403,246


12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE


INSTRUCTIONS)


































13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 21.41%












14



TYPE OF REPORTING PERSON





BK, OO


13DA
Page 3 of 8


1




















































NAMES OF REPORTING PERSONS





Cosimo Borrelli










2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) x






(b)












3

SEC USE ONLY


























4

SOURCE OF FUNDS (SEE INSTRUCTIONS)




OO











5



CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)



















6

CITIZENSHIP OR PLACE OF ORGANIZATION






Australia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH























7

SOLE VOTING POWER
0





8














SHARED VOTING POWER




8,403,246


9










SOLE DISPOSITIVE POWER
0


10


SHARED DISPOSITIVE POWER
















8,403,246


11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON






8,403,246

























12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE



INSTRUCTIONS)





























13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)






Approximately 21.41%












14



TYPE OF REPORTING PERSON
OO

13DA
Page 4 of 8


1


























NAMES OF REPORTING PERSONS
Tai Shaw Hoong

















2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) x

(b)


3



SEC USE ONLY


























4

SOURCE OF FUNDS (SEE INSTRUCTIONS)






OO


5



CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)




















6



CITIZENSHIP OR PLACE OF ORGANIZATION






Malaysia





NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7

SOLE VOTING POWER
0


8














SHARED VOTING POWER

8,403,246





9










SOLE DISPOSITIVE POWER
0













10

SHARED DISPOSITIVE POWER















8,403,246















11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON






8,403,246


12




























CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE


INSTRUCTIONS)


































13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)






Approximately 21.41%












14

TYPE OF REPORTING PERSON






OO

13DA
Page 5 of 8











































1

NAMES OF REPORTING PERSONS





Kent McParland













2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) x

(b)












3

SEC USE ONLY


























4



SOURCE OF FUNDS (SEE INSTRUCTIONS)






OO











5



CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

















6

CITIZENSHIP OR PLACE OF ORGANIZATION






Canada





















NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7


SOLE VOTING POWER
0


8


















SHARED VOTING POWER







8,403,246





9










SOLE DISPOSITIVE POWER
0


10

SHARED DISPOSITIVE POWER
















8,403,246

11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





8,403,246











12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


































13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)






Approximately 21.41%


14

TYPE OF REPORTING PERSON



OO



























13DA
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The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (Amendment No. 2). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.


Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting the first paragraph and replacing it with the following:


The Reporting Persons intend to dispose of the Pledged Shares beneficially owned by them from time to time as they determine appropriate depending upon market conditions, subject to compliance with applicable law, as repayment of the outstanding loan amount and satisfaction of other obligations under the Facility Agreement. Sales of shares of Common Stock may be made by the Reporting Persons, at any time and from time to time, in the open market (including, without limitation, under Rule 144), in privately negotiated transactions or otherwise. The transactions in Common Shares by the Reporting Persons in the last 60 days are as follows:


Nature of transaction			Number of 	Price per
					Common Shares 	Share
					Sold

Open market sales - February 8, 2022
100,000
		$9.0665
Open market sales - February 9, 2022
100,000
$9.1853

Open market sales - February 10, 2022
100,000
		$9.1374

Open market sales - February 11, 2022
39,452
$9.0573

Open market sales - February 14, 2022
16,850
		$9.0245

Open market sales - February 15, 2022
50,000		$8.8024
Open market sales - February 16, 2022
26,502
		$8.5462

Open market sales - March 14, 2022	100,000
		$6.0513
Open market sales - March 15, 2022
100,000
		$6.1757
Open market sales - March 16, 2022
	125,000
		$6.3546
Open market sales - March 22, 2022
	30,000
		$6.8543


Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting the information under (a) and (b) and replacing it with the following:

The responses of the Reporting Person to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Statement are incorporated herein by reference.

DB AG and the other Reporting Persons may be deemed to beneficially own 8,403,246 Common Shares, representing approximately 21.41% of the total outstanding Common Shares of the Issuer and 21.41% of the total voting power.

The percentages are based on 39,258,000 Shares outstanding as of September 30, 2021, which is the total number of Shares outstanding as reported in the Issuers Form 6-K filed with the Securities and Exchange Commission on November 4, 2021.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the Release), this filing reflects the Common Shares beneficially owned by certain operating units (collectively, the DB
Reporting Units) of Deutsche Bank AG and its subsidiaries and affiliates (collectively, the DB Group). This filing does not reflect any Common Shares, if any, beneficially owned by any operating units of the DB Group, whose ownership of securities is disaggregated from that of the DB Reporting Units in accordance with the Release. The DB Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the DB Reporting Units or their respective employees have voting or investment discretion, or both, and (ii) certain investment entities of which the DB Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the DB Reporting Units.

13DA
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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2022

Deutsche Bank AG

By:
 /s/ Michael Caro


Name: Michael Caro



Title: Vice President

/s/ Cosimo Borrelli


/s/ Tai Shaw Hoong


/s/ Kent McParland


13DA
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